Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

REPORT ON PAYMENTS TO GOVERNMENTS FOR THE YEAR 2016

Jersey, Channel Islands, 30 June 2017 - Randgold Resources Limited today provides information in accordance with DTR 4.3A of the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority in respect of payments made to governments by Randgold Resources Limited and its subsidiary undertakings for the year ended 31 December 2016.

This report is prepared in accordance with United Kingdom’s Reports on Payments to Governments Regulations 2014 (as amended) (“UK Regulations”) and the basis of preparation is summarised below. The report is available for download from: http://www.randgoldresources.com/regulatory-releases.

Basis of Preparation - Report on Payments to Governments for the year ended 31 December 2016

Reporting entities

In line with UK Regulations, this report includes payments to governments made by Randgold Resources Limited and its subsidiary undertakings (together “Randgold”). Payments made by entities over which Randgold Resources Limited has joint control (including Société des Mines de Morila SA and Kibali Goldmines SA) are excluded from the report.

Activities

Payments made by Randgold to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals (“extractive activities”) are disclosed within this report. As extractive and processing activities are unable to be reported separately, associated payments related to both activities have been disclosed in full.

Government

Government includes any national, regional or local authority of a country and includes a department, agency or entity that is a subsidiary of a government or entity that is controlled by such authority.

Project

Payments are reported at a project level except those payments which cannot be attributed to a specific project and therefore are reported at an entity level. Project is defined in the UK Regulations as being the operational activities which are governed by a single contract, license, lease, concession or similar legal agreement and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements shall be treated for the purposes of the UK Regulations as a single project. Substantially interconnected means forming part of operationally and geographically integrated contracts, licenses, leases or concessions or related agreements with substantially similar terms which are signed with a government giving rise to payment liabilities. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.

Payment Types

-	Taxes

These are taxes paid by Randgold on its profits. In line with the UK Regulations payments made in relation to consumption, such as value added taxes, personal income taxes or sales taxes are excluded.

-	Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The royalty amounts paid to a government are calculated as a set percentage of the value of gold production at market gold prices less any deduction that may be taken.

-	Dividends

These comprise: (i) dividends paid by Société des Mines de Gounkoto SA (Gounkoto) to the State of Mali based on the State of Mali’s shareholding pursuant to the Establishment Convention under which Gounkoto operates, and (ii) dividends paid by Société des Mines de Tongon SA (Tongon) to the State of Côte d’Ivoire based on the State of Côte d’Ivoire’s shareholding pursuant to the Establishment Convention under which Tongon operates.

-	License fees, rental fees and other considerations for licenses or concessions

These are fees paid as consideration for acquiring a license for gaining access to an area or permitted area where extractive activities are to be performed.

-	Infrastructure Improvements

These are payments which relate to the construction of infrastructure (including but not limited to roads, bridges and buildings) that is not primarily dedicated to extractive activities throughout its useful life. Payments which are in the nature of social investment, for example for the building of hospitals, schools or other social projects, are excluded from this report in line with the UK Regulations.

-	Other Payments

Other types of payments which are required to be disclosed in accordance with the UK Regulations are the following:

1.	Production entitlements; and
2.	Signature, discovery and production bonuses.

However, for the year ended 31 December 2016, there were no such reportable payments made by Randgold to a government.

Basis of Disclosure

Payments are reported on a cash flow basis and refunds are included within the year received.

Disclosure Threshold

Payments are disclosed in US Dollars. In line with the UK Regulations, where a payment or a series of related payments have not exceeded £86 000 (US $116 400)1 such payments have, with the exception of certain license fees, not been included.

Exchange Rate

Payments made in currencies other than US Dollars are converted based on the foreign exchange rate at the relevant annual average rate.

1Amount exchanged at a rate of GBP £1:US $1.354.

Report on Payments to Governments 2016

Government Reports (all amounts in US$)

MALI Government	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Ministère de l’Economie et des Finances - Direction des Grandes Enterprises	91 988 454	28 434 656	-	-	-	120 423 111
Ministère de l’Economie et des Finances - Bureau des Domaines de Kenieba	4 704 070	-	-	-	-	4 704 070
Ministère des Domaines de l’Etat et des Affaires Foncières - Direction Nationale Domains et Cadastre	-	25 990 157	9 464 040	53 442	-	35 507 640
Infrastructure expenditure (a)	-	-	-	-	484 977	484 977
	96 692 524	54 424 814	9 464 040	53 442	484 977	161 119 798

CÔTE D’IVOIRE Government	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Ministère du Budget et du Portefeuille de l’Etat - Receveur de Grandes Entreprises	605 324	-	-	-	-	605 324
Ministère du Budget et du Portefeuille de l’Etat - Receveur des Domaines d’Abidjan	-	7 426 814	-	-	-	7 426 814
Ministère du Budget et du Portefeuille de l’Etat – Direction Générale des Participations de l’Etat	-	-	2 127 306	-	-	2 127 306
Ministère de l’Industrie et des Mines	-	1 310 614	-	29 177	-	1 339 791
Infrastructure expenditure (a)	-	-	-	-	202 380	202 380
	605 324	8 737 428	2 127 306	29 177	202 380	11 701 615

DEMOCRATIC REPUBLIC OF THE CONGO Government	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Ministère des Finances - Direction Générale des Recettes Administratives, Domaniales et de Participation	-	-	-	137 320	-	137 320
Ministère des Finances - Direction Générale des Recettes de la Province Orientale	-	-	-	20 624	-	20 624
	-	-	-	157 944	-	157 944

Total	97 297 848	63 162 242	11 591 346	240 564	687 357	172 979 357

(a) Infrastructure expenditure relates to infrastructural improvements in the areas surrounding the mines sites

Project Reports (all amounts in US$)

MALI Projects	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Loulo - Société des Mines de Loulo SA	49 040 009	32 569 687	-	31 398	-	81 641 093
Gounkoto - Société des Mines de Gounkoto SA	47 652 515	21 855 127	9 464 040	12 940	484 977	79 469 600
Exploration projects - Randgold Resources Mali SARL	-	-	-	9 105	-	9 105
	96 692 524	54 424 814	9 464 040	53 442	484 977	161 119 798

COTE D’IVOIRE Projects	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Tongon - Société des Mines de Tongon SA	605 324	8 737 428	2 127 306	5 058	202 380	11 677 496
Exploration projects -Randgold Resources (Côte d’Ivoire) SARL	-	-	-	24 119	-	24 119
	605 324	8 737 428	2 127 306	29 177	202 380	11 701 615

DEMOCRATIC REPUBLIC OF THE CONGO Projects	Taxes	Royalties	Dividends	License Fees	Infrastructure Improvements	Total
Exploration projects – KGL Isiro SARL	-	-	-	157 944	-	157 944
	-	-	-	157 944	-	157 944

Total	97 297 848	63 162 242	11 591 346	240 564	687 357	172 979 357

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com